UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

February 25, 2005

PEMEX financial results report as of December 31, 2004
(unaudited)

Financial highlights	PEMEX, Mexico’s oil and gas company and the world’s ninth largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the twelve months ending December 31, 2004.

Total sales increased 18%, compared to 2003, reaching Ps. 778.6 billion (US$69.1 billion)[2]
Crude oil exports averaged 1,870 thousand barrels per day (Mbd), up 1% from 2003
Income before taxes and duties increased 28%, to Ps. 458.9 billion (US$40.7 billion)
Net loss for 2004 decreased Ps. 28.6 billion compared to 2003, resulting in a net loss of Ps. 14.1 billion (US$1.3 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Twelve months ending December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Total sales	657,893	778,614	18%	120,721	69,119
Domestic sales(1)	407,337	449,028	10%	41,690	39,861
Exports	250,556	329,586	32%	79,030	29,258
				-

Income before taxes and duties(1)	357,423	458,882	28%	101,459	40,736
				-
Taxes and duties	402,294	473,025	18%	70,730	41,991
				-
Net income (loss)	(42,754)	(14,142)	-67%	28,612	(1,255)
				-
EBITDA(2)	374,117	504,446	35%	130,329	44,781
EBITDA / Interest expense(3)	15.1	17.8

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
(1) Includes the Special Tax on Production and Services (IEPS). As of December 31, 2003 this figure was Ps. 98,960 million and as of December 31, 2004, Ps. 54,705 million.
(2) Excludes IEPS.
(3) Excludes capitalized interest.
Note: Numbers may not total due to rounding.

______________________________
1 Petroleum Intelligence Weekly Ranking, December 2004.
2 Amounts in US dollars are translated at the December 31, 2004 exchange rate of Ps. 11.2648 per US dollar.

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PEMEX	Investor Relations

Operational highlights	Total liquid hydrocarbons production in 2004 totaled 3,825 Mbd, 1% greater than the production of 2003:
Crude oil production increased 12 Mbd, to 3,383 Mbd
Natural gas production rose 2% to 4,573 million cubic feet per day (MMcfd)
Natural gas liquids production increased 6% to 442 Mbd
In 2004, gas flaring represented 3.3% of total natural gas production

Operating items

Exploration and production

Production levels	In 2004, crude oil and natural gas production totaled 3,383 Mbd and 4,573 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production and non-associated natural gas was 34% of total natural gas production.

During the fourth quarter of 2004, crude oil production decreased 2% because of adverse weather conditions. Moreover, during the same period, non-associated natural gas production increased 12% while total natural gas production grew 1%.

Gas flaring	In 2004, gas flaring represented 3.3% of total natural gas production, compared to 5.6% in 2003.

During the fourth quarter of 2004, gas flaring was 2.9% of total natural gas production, compared to 5.9% in the same period of 2003. This decrease was an effect of the start-up of the offshore gas treatment facility within the Akal-C complex in Cantarell.

Drilling activity	In 2004, exploration drilling activity increased 17%, from 88 to 103 exploratory wells. Development drilling activity rose 24% compared to 2003, from 505 to 624 development wells (see figure 1).

During the fourth quarter of 2004, exploratory and development drilling activity diminished 7% and 1%, respectively, relative to the same quarter of 2003.

In 2004, PEMEX successfully completed the exploratory well Nab-1 at a water depth of 681 meters. This is the deepest marine well drilled by PEMEX. The reserves associated to this finding are in the process of evaluation and, therefore, they do not yet modify Mexico’s hydrocarbon reserves level.

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PEMEX	Investor Relations

Akal – L

In 2004, the Akal – L processing center began operations in the Cantarell field. This complex provides greater operating flexibility for the handling and distribution of hydrocarbons which, among other things, facilitates performing maintenance within the Cantarell complex without affecting production volumes.

Nitrogen extraction plant

During the fourth quarter of 2004, PEMEX began the construction of a nitrogen extraction plant in the Ciudad PEMEX Gas Processing Center located in Southeastern Mexico. This plant will have a capacity of 630 MMcfd and will process the associated gas produced in Cantarell.

Multiple Service Contracts

By the end of 2004, 22 wells have been drilled under the five contracts awarded to execute the works and services in the Burgos basin under the Multiple Service Contracts mechanism. In 2004, total investment by the holders of MSC’s was US$71 million and natural gas output reached 94 MMcfd.

The contract for the Pandura – Anáhuac block was awarded on November 9, 2004 to the Mexican firm Industrial Perforadora de Campeche (IPC).

On February 8, 2005, no proposals were submitted on the bidding process for the Ricos block. PEMEX will examine the technical information related to the block and determine whether to make a new call for bids.

On February 17 and 24, 2005, the Monclova and Pirineo blocks were awarded for US$456 million and US$645 million, respectively. PEMEX expects to sign the contracts for these blocks by March 2005.

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PEMEX	Investor Relations

Table 2

Multiple Service Contracts

Block	Reynosa- Monterrey	Cuervito	Misión	Fronterizo	Olmos	Pandura- Anáhuac	Monclova	Pirineo	Total
Contract signed	14-Nov-03	21-Nov-03	28-Nov-03	8-Dec-03	9-Feb-04	9-Nov-04	--	--
Winning bidder(s)	Repsol	Petrobras Diavaz Teikoku	Tecpetrol IPC Techint	Petrobras Diavaz Teikoku	Lewis Energy	IPC	Hullera Mexicana Energy Milenium Andrews Technologies of México Yuma E&P Inc. Aries Operating LP	Constructora Industrial Monclova Materiales la Gloria Alianz Petroleum Steel Serv Suelopetrol NCT, Estudios y Proyectos Petrotesting Colombia

Expected production (2)	222	36	91	34	42	110	50	70	655

Total expected investment(1)	2,437	260	1,036	265	344	900	456	645	6,343

Investment 2004 (1)	44	7	13	7	--	--	--		71

(1)	Millions of USD
(2)	Million cubic feet daily

Gas and basic petrochemicals

Gas processing	In 2004, given the greater supply of wet natural gas and condensates for processing, the production of dry gas from the processing plants increased 4% compared to the production registered in 2003, averaging 3,144 MMcfd. Gas liquids production, including condensates, was 442 Mbd, 6% greater than that observed in 2003.

During the fourth quarter of 2004, dry gas from processing plants and gas liquids production increased 4% and 2%, respectively, relative to the fourth quarter of 2003.

Additional cryogenic plants	In 2004 PEMEX started operations of two modular cryogenic plants and a condensates fractionation plant in the Burgos Gas Processing Center (GPC) in northern Mexico. Each plant has a processing capacity of 200 MMcfd ofsweet wet gas, while the fractionation plant has a capacity of 6 Mbd of condensates. Additionally, in the third quarter of 2004, PEMEX signed a contract to build a third modular cryogenic plant and expects to sign a new contract, in the first half of 2005, to build a fourth plant. Both new plants will be constructed at the Burgos GPC and will have the same processing capacity as the first two.

At the end of 2004, PEMEX carried out the initial phase to build a liquefied petroleum gas (LPG) pipeline with a transport capacity up to 30 Mbd from the GPC Burgos to Monterrey.

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PEMEX	Investor Relations

Refining

Processing	During 2004, heavy crude oil processing as a percentage of total crude oil processed, increased to 42% from 36% in 2003 (see figure 2).

In the fourth quarter of 2004 heavy crude oil processing was 43% compared to 40% in 2003.

In 2004, diesel and gasoline production increased 5%, while fuel oil production decreased 7%, relative to 2003. During the fourth quarter of 2004, gasoline and fuel oil production increased 8% and 2%, respectively, compared to the same quarter of 2003. Diesel production declined 1% compared to the fourth quarter of 2003.

The increase in heavy crude oil processing capacity and the higher production of gasoline and intermediate distillates are the result of the stabilized operation of the coker plants of the Madero and Cadereyta refineries.

Refining margin	In 2004, Mexico’s refining margin increased 61%, to US$4.30 per barrel, from US$2.67 per barrel in 2003.

Regarding the difference between the Mexican and the US refining margins, it is worth mentioning that U.S, margins are often higher due to:

	•	The crude mixes processed, which contain more value-added products added products
	•	The refineries’ complexity, which allows them to extract more value-

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PEMEX	Investor Relations

Minatitlán	The project for the reconfiguration of the Minatitlán refinery was divided into six engineering, procurement and construction (EPC) packages.

The first package (EPC-1) was awarded at the end of 2003, beginning the reconfiguration project. During the third quarter of 2004 two EPC packages were awarded. EPC-2 includes:

• Construction of a utilities plant
• Construction of a sour water treatment plant
• Integration works, caustic waste and effluent treatment

EPC -3 includes the construction of:

• An atmospheric and vacuum distillation plant
• An intermediate distillates hydro-treatment plant
• A fluid catalytic cracker

Franchises	The number of franchised gas stations rose 9% to 6,732 as of December 31, 2004, from 6,164 as of December 31, 2003.

Petrochemicals

Petrochemicals production	Total accumulated petrochemicals production for 2004 was 10,731 thousand tons (Mt), 4% higher than in 2003. In particular, ethylene production grew 3%, relative to 2003. This growth is partly attributed to the modernization and enlargement of the installed capacity at the petrochemical plant La Cangrejera.

During the fourth quarter of 2004, total accumulated petrochemicals production increased 6% compared to the same period of 2003, from 2,641 Mt to 2,809 Mt. Ethylene output totaled 243 Mt, a 2% year on year increase.

Subsidiary	On September 15, 2004, the Secretary of Energy was authorized to carry out the merger of the following subsidiary companies of PEMEX Petroquímica:
companies

• Petroquímica Camargo, S.A. de C.V.
• Petroquímica La Cangrejera, S.A. de C.V.
• Petroquímica Cosoleacaque, S.A. de C.V.
• Petroquímica Escolín, S.A. de C.V.
• Petroquímica Morelos, S.A. de C.V.
• Petroquímica Pajaritos, S.A. de C.V.
• Petroquímica Tula, S.A. de C.V.

This merger is expected to be completed during 2005.

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PEMEX	Investor Relations

Fénix Project	On October 2004, PEMEX announced the names of its partners for the execution of the Fénix Project:

• Indelpro, S.A. de C.V. (affiliate of Alfa)
• Grupo Idesa, S.A. de C.V.
• Nova Chemicals Corporation

The Fénix Project requires budgetary approvals and, therefore, it is still under discussion.

International trade3

Crude oil exports	In 2004, PEMEX’s crude oil exports averaged 1,870 Mbd, 1% higher than the volume registered in 2003. Approximately 87% of the total crude oil exportswere heavy crude oil (Maya) and the rest was light and extra-light crude oil (Isthmus and Olmeca).

79% of the total crude oil exports were delivered to the United States, while the remaining 21% were distributed among Europe (10%), the Far East (2%), and the rest of America (9%).

The 2004 annual weighted average export price of the Mexican crude oil basket was US$31.02 per barrel, as compared to US$26.78 per barrel in 2003.

In the fourth quarter of 2004, crude oil exports averaged 1,968 Mbd, 4% higher than the volume registered in the same quarter of 2003. Approximately 85% of these exports were heavy crude oil.

The weighted average export price of the Mexican crude oil basket during the fourth quarter of 2004 was US$33.32 per barrel, as compared to US$25.03 per barrel in the same quarter of 2003.

_______________________________________
3 Source: PMI.

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PEMEX	Investor Relations

Refined products and petrochemicals	In 2004, exports of refined products averaged 152 Mbd, 15% below the 2003 level. This was due to a decrease in the exports of fuel oil, asphalt and jet fuel. Petrochemical exports increased 10% on a yearly basis, totaling 916 Mt.

In 2004, imports of refined products increased 8%, to 310 Mbd in 2004 from 287 Mbd in 2003 as a result of higher demand for regular gasoline in urban areas. Petrochemicals imports decreased 48%, to 277 Mt, as a consequenceof substitution of imports by increased domestic production.

Natural gas imports increased 1% to 766 MMcfd in 2004 from 757 MMcfd in 2003.

During the fourth quarter of 2004, exports of refined products averaged 136 Mbd, 27% below the exports registered in the same period of 2003. In the same quarter, petrochemicals exports declined 12%, to 223 Mt from 254 Mt in the fourth quarter of 2003.

Also, during the fourth quarter of 2004, imports of refined products increased 32%, to 392 Mbd from 297 Mbd in the same period of 2003. Petrochemicals imports decreased 10%, to 70 Mt from 78 Mt.

In the fourth quarter of 2004, imports of natural gas decreased 1%, to 801 MMcfd from 810 MMcfd in the comparable period of 2003.

Financial results as of December 31, 2004

Total sales

Total sales	Total sales (including the special tax on production and services, or IEPS) increased 18% in constant pesos to Ps. 778.6 billion (US$69.1 billion) for 2004, compared to Ps. 657.9 billion in 2003.

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PEMEX	Investor Relations

Domestic sales	Total domestic sales (including IEPS) increased 10% to Ps. 449 billion (US$39.9 billion) during 2004, from Ps. 407.3 billion in 2003. Total domestic sales (excluding IEPS) increased 28% to Ps. 394.3 billion (US$35 billion) during 2004, from Ps. 308.4 billion in 2003:

	•	Sales of refined products[4], net of IEPS, grew 27% to Ps. 304.7 billion (US$27.1 billion) from Ps. 239.4 billion. Refined products sales volume increased 2% to 1,718 Mbd, from 1,684 Mbd. The IEPS generated by these sales decreased 45% to Ps. 54.7 billion (US$4.9 billion) from Ps. 99 billion. Sales of refined products, including IEPS, increased 6% to Ps. 359.4 billion (US$31.9 billion) from Ps. 338.4 billion
	•	Natural gas sales rose 27% to Ps. 71.1 billion (US$6.3 billion) from Ps. 55.8 billion. Natural gas sales volume increased 5% to 2,757 MMcfd from 2,621 MMcfd. The average sales price of natural gas for 2004 was US$6.09 per million British Thermal Units, for 2003, average sales price was US$5.04 per MMBtu
	•	Petrochemical sales[5] increased 40% to Ps. 18.5 billion (US$1.6 billion) from Ps. 13.2 billion. Petrochemicals sales volume grew 12% to 3,531 Mt from 3,144 Mt

Exports	Export sales totaled Ps. 329.6 billion (US$29.3 billion), 32% higher than the Ps. 250.6 billion registered in 2003:

	•	Crude oil and condensates export sales increased 32% to Ps. 299.4 billion (US$26.6 billion) from Ps. 226.6 billion. Crude oil exports volume rose 1% to 1,870 Mbd from 1,844 Mbd
	•	Refined products export sales[6] rose 23% to Ps. 27.5 billion (US$2.4 billion) from Ps. 22.4 billion. Refined products exports volume fell 15% to 152 Mbd from 179 Mbd. This reduction was due mainly to a decrease of 19 Mbd of fuel oil exports as a result of a lower fuel oil output
	•	Petrochemical products export sales[7] increased 70% to Ps. 2.7 billion (US$0.2 billion) from Ps. 1.6 billion. Petrochemical products exports volume grew 10% to 916 Mt from 835 Mt

_____________________________________
4 Mainly Magna Gasoline, Premium Gasoline, Pemex Diesel, industrial diesel, special marine diesel, heavy fuel oil, jet fuel, asphalts and liquefied petroleum gas.
5 Mainly raw material for carbon black, hexane, solvent, vinyl chloride, styrene, ethylene oxide, toluene, xylene, polyethylene, acrylonitrile, ammonia and monoethyleneglicol.
6 Mainly naphtas, long residue, asphalts, diesel, gasoline and jet fuel.
7 Mainly ammonia, ethylene, styrene, acrylonitrile, acetaldehyde, polyethylene, butadiene, vinyl chloride, toluene, benzene y monoethyleneglicol.

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PEMEX	Investor Relations

Costs and operating expenses

Costs and expenses grew 24%	Costs and operating expenses increased 24% with respect to 2003, reaching Ps. 336.5 billion (US$29.9 billion).

Cost of sales	Cost of sales increased 27%, or Ps. 59.4 billion (US$5.3 billion), to Ps. 277.2 billion (US$24.6 billion). The increase is composed of the following changes:

	•	Ps. 36.8 billion (US$3.3 billion) increase in purchases made by PEMEX for its trading operations
	•	Ps. 14.4 billion (US$1.3 billion) increase in operational maintenance
	•	Ps. 7.8 billion (US$0.7 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
	•	Ps. 7.1 billion (US$0.6 billion) increase in depreciation and amortization expenses
	•	Ps. 1.3 billion (US$0.1 billion) increase in product manufacturing expenses
	•	An offsetting favourable effect of Ps. 4.6 billion (US$0.4 billion) resulting from inventory valuations
	•	An offsetting favourable effect of Ps. 2.1 billion (US$0.2 billion) resulting from a decrease in operating expenses
	•	An offsetting favourable effect of Ps. 1.4 billion (US$0.1 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of the implementation of the successful efforts method for the accounting of costs incurred in exploration, acquisition and development of oil and gas reserves

Transportation and distribution expenses	Transportation and distribution expenses increased 20% to Ps. 19.7 billion (US$1.7 billion) in 2004, from Ps. 16.4 billion in 2003.

Administrative expenses	Administrative expenses increased 7% to Ps. 39.6 billion (US$3.5 billion) in 2004, from Ps. 37 billion in 2003.

Cost of the reserve for retirement payments	The cost of the reserve for retirement payments, pensions and indemnities increased 34% to Ps. 52.8 billion (US$4.7 billion) in 2004 from Ps. 39.5 billion in 2003. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

The growth in the cost of the reserve for retirement payments results not only from the natural evolution of the reserve but also from the incorporation of medical services into the reserve.

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PEMEX	Investor Relations

Operating income

Operating income	Operating income in 2004 totaled Ps. 442.1 billion (US$39.2 billion), 14% higher than the comparable 2003 figure of Ps. 386.6 billion.

Excluding IEPS, operating income grew 35%, or Ps. 99.7 billion (US$8.6 billion), increasing from Ps. 287.7 billion in 2003 to Ps. 387.4 billion (US$34.5 billion) in 2004.

Comprehensive financing cost

Decrease of	Comprehensive financing cost improved by Ps. 35.6 billion, from a cost of Ps. 32.3 billion in 2003 to an income of Ps. 3.3 billion (US$0.3 billion) in 2004 (see table 2). This variation was caused by:
comprehensive
financing cost
• A decrease of Ps. 1.9 billion in net interest expense
• A decrease of Ps. 25.4 billion in net foreign exchange loss
• An increase of Ps. 8.3 billion in gains on monetary position

Net interest	Net interest expense decreased 11% to Ps. 15.7 billion (US$1.4 billion) in 2004, from Ps. 17.6 billion in 2003.

Interest expense increased Ps. 3.6 billion, while interest income increased Ps. 5.5 billion.

Foreign exchange loss	Net foreign exchange loss totaled Ps. 1.4 billion (US$0.1 billion) in 2004 as compared to a net foreign exchange loss of Ps. 26.8 billion in 2003.

This decrease of Ps. 25.4 billion was primarily a consequence of a lower depreciation of the Mexican peso against the US dollar. From December 31, 2002 to December 30, 2003 it was 9% (from Ps. 10.3125 to Ps. 11.236 per US dollar), while from December 31, 2003 to December 31, 2004 it was 0.3% (from Ps. 11.236 to Ps. 11.2648 per US dollar).

Monetary gain	Monetary gain for 2004 was Ps. 20.4 billion (US$1.8 billion), representing a 69% increase over the monetary gain during 2003.

The Ps. 8.3 billion (US$0.7 billion) increase in monetary gain is a consequence of a higher annual inflation observed in 2004 relative to 2003 (5.19% vs 3.98%).

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PEMEX	Investor Relations

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing cost

	Twelve months ending December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Comprehensive financing cost	32,338	(3,283)	-110%	(35,621)	(291)
Interest income	(7,108)	(12,591)	77%	(5,484)	(1,118)
Interest expense	24,706	28,328	15%	3,622	2,515
Foreign exchange loss (gain)	26,830	1,392	-95%	(25,438)	124
Monetary loss (gain)	(12,091)	(20,411)	69%	(8,320)	(1,812)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
Note: Numbers may not total due to rounding.

Other revenues

Other net	During 2004, other net revenues increased 333% to Ps. 13.5 billion (US$1.2 billion). The corresponding figure for 2003 was of Ps. 3.1 billion.
revenues

The Ps. 10.4 billion (US$0.9 billion) increase was mainly due to:

	•	The capital gains from the investment in shares of Repsol YPF, S.A. (in 2003 these were held mainly by asset swaps and they were recorded at mark to market)
	•	Higher net income generated by the Deer Park refinery, in which PEMEX has participation
	•	The Federal Government’s contribution to the Voluntary Retirement Fund

Income before taxes and duties

Income before	Income before taxes and duties for 2004 was Ps. 458.9 billion (US$40.7 billion), 28% higher than the Ps. 357.4 billion observed in 2003.
taxes

From 2003 to 2004, operating income increased Ps. 55.5 billion (US$4.9 billion), while income before taxes grew Ps. 101.5 billion (US$9 billion). The difference between these increases is the result of:

	•	A reduction of Ps. 35.6 billion (US$3.2 billion) in the comprehensive financing cost
	•	An increase of Ps. 10.4 billion (US$0.9 billion) in other net revenues

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PEMEX	Investor Relations

Taxes and duties

18% increase	Petróleos Mexicanos and its subsidiary entities pay taxes and dutiesequivalent to 60.8% of total sales[8]. This includes the special tax on production and services (IEPS) that applies to gasoline. From 2003 to 2004 the taxes and duties paid increased 18%, from Ps. 402.3 billion to Ps. 473 billion (US$42 billion).

IEPS	IEPS is paid by the end consumer of gasoline and PEMEX is an intermediarybetween the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it collects an amount based on an estimate of its production cost, gasoline, it collects an amount based on an estimate of its production cost, assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX collects is primarily IEPS.

Therefore, when the crude price is high and so is the production cost ofgasoline, the IEPS decreases. The converse is true when crude oil prices are low.

In 2003, the weighted average crude oil export price was US$24.78 perbarrel. For 2004, this price increased 25%, reaching US$31.02 per barrel. For 2004, IEPS decreased 45% to Ps. 54.7 billion (US$4.9 billion) from Ps. 99 billion (US$8.8 billion) during 2003.

Duty for infrastructure	In 2004, the duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure) replaced the prior excess gains duty. Both duties are equal to 39.2% of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price was US$20.00 per barrel, compared to US$18.35 per barrel in 2003.

Until 2004, there was no difference between both duties. In 2004, the duty for infrastructure was reimbursed to PEMEX. The Income Law (Ley de Ingresos de la Federación9) for the fiscal year 2004 established that “the proceeds from this duty… will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform.”

In 2003, the excess gains duty paid by PEMEX was Ps. 19.7 billion (US$1.7 billion) and in 2004, the duty for infrastructure was Ps. 34.4 billion (US$3.1 billion).

_____________________________________
8 PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.
9 Section XI “Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica”, of Article 7, Chapter II “De las Obligaciones de Petróleos Mexicanos”.

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PEMEX	Investor Relations

Reimbursement of the duty for infrastructure

PEMEX received reimbursements of the duty for infrastructure totaling Ps. 33 billion from the Ministry of Finance:

•  Ps. 12.5 billion received on September 30, 2004
•  Ps. 8 billion received on December 15, 2004
•  Ps. 12.5 billion received on December 31, 2004

The reimbursements will be destined to finance non-PIDIREGAS capitalexpenditures and amortizations of PIDIREGAS projects.

Accounting of the duty for infrastructure	Most of the Ps. 33 billion received was exchanged into US dollars, based on the allocation of non-PIDIREGAS investment and PIDIREGAS projects amortizations. Since the Mexican peso appreciated in dollar terms, the accounting of the reimbursement of this duty resulted in a Ps. 0.4 billion exchange loss.

The Ps. 32.6 billion difference was deposited by PEMEX in a Trust. Therefore, the accounting registered was a debit to an account receivable and a credit to PEMEX's equity.

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Twelve months ending December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Total taxes and duties	402,294	473,025	18%	70,730	41,991
Hydrocarbon extraction duties and other	283,670	383,877	35%	100,206	34,078
Special Tax on Production and Services (IEPS)	98,960	54,705	-45%	(44,255)	4,856
Duty for infrastructure(1)	19,664	34,443	75%	14,779	3,058

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
(1) For 2003, amount represents excess gains duties. Note:
Numbers may not total due to rounding.

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PEMEX	Investor Relations

Net loss

Net loss of Ps. 14.1 billion	In 2004, PEMEX recorded a net loss of Ps. 14.1 billion (US$1.3 billion), compared to a net loss of Ps. 42.8 billion in 2003. The Ps. 28.6 billion (US$2.5 billion) decrease in the net loss is explained by:

	•	An increase of Ps. 55.5 billion (US$4.9 billion) in operating income. Excluding IEPS, operating income grew Ps. 99.7 billion (US$8.6 billion)
	•	A decrease of Ps. 35.6 billion (US$3.2 billion) in the comprehensive financing cost
	•	An increase of Ps. 10.4 billion (US$0.9 billion) in other net revenues
	•	The offsetting effect due to a Ps. 70.7 billion (US$6.3 billion) increase in taxes and duties. Excluding IEPS, the increase in taxes and duties wasPs. 115 billion (US$10.2 billion)
	•	A favorable offsetting effect of Ps. 2.1 billion (US$0.2 billion) due to the initial accumulated effect of the implementation of accounting bulletin C-15 (impairment of assets)

EBITDA

EBITDA increased 35%		EBITDA increased 35% to Ps. 504.4 billion (US$44.8 billion) in 2004 from Ps. 374.1 billion in 2003. EBITDA is reconciled to net loss as shown in the following table:

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

		Twelve months ending December 31,
		2003	2004	Change		2004
		(Ps. mm)				(US$mm)
Net income (loss)		(42,754)	(14,142)	-67%	28,612	(1,255)
+	Taxes and duties	402,294	473,025	18%	70,730	41,991
-	Special Tax on Production and Services (IEPS)	98,960	54,705	-45%	(44,255)	4,856
+	Comprehensive financing cost	32,338	(3,283)	-110%	(35,621)	(291)
+	Depreciation and amortization	43,844	50,737	16%	6,893	4,504
+	Cost of the reserve for retirement payments	39,472	52,814	34%	13,342	4,688
-	Cummulative effect due to the adoption of new accounting standards	2,117	-		(2,117)	-
EBITDA		374,117	504,446	35%	130,329	44,781

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Total assets

Total assets increased 15%	As of December 31, 2004, total assets were Ps. 1,018.3 billion (US$90.4 billion), representing a 15%, or a Ps. 129 billion (US$11.4 billion) increase with respect to total assets as of December 31, 2003.

	•	Cash and cash equivalents increased 10%, or Ps. 7.8 billion (US$0.7 billion)
	•	Accounts receivable increased 73%, or Ps. 53.7 billion (US$4.8 billion)
	•	Valuation of inventories increased 21%, or Ps. 6.2 billion (US$0.6 billion), as a result of higher hydrocarbon prices
	•	Plant, property and equipment rose 8%, or Ps. 46.3 billion (US$4.1 billion), reflecting new investments
	•	Other assets increased 11%, or Ps. 15.1 billion (US$1.3 billion), mainly as a result of the increase in value of PEMEX’s shareholdings in Repsol YPF, S.A., through the RepCon Lux S.A.

Total liabilities

Liabilities increased 14%	Total liabilities increased 14% to Ps. 960.3 billion (US$85.2 billion), with respect to December 31, 2003.
	•	Short-term liabilities decreased 8% to Ps. 132.7 billion (US$11.8 billion), primarily as a result of the decrease in short term documented debt
	•	Long-term liabilities increased 19% to Ps. 827.5 billion (US$73.5 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under “Financing Activities”.

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PEMEX	Investor Relations

Reserve for retirement payments	The reserve for retirement payments, pensions and seniority premiums increased 16% to Ps. 347.2 billion (US$30.8 billion) from Ps. 300.6 billion as of December 31, 2003. The increase of Ps. 46.6 billion (US$4.1 billion) resulted from:

	•	An increase of Ps. 11.5 billion (US$1billion) due to a decrease in the pension fund
	•	An increase of Ps. 10.3 billion (US$0.9 billion) due to the difference between the realized and the expected wages’ negotiation
	•	An increase of Ps. 10 billion (US$0.9 billion) due to changes in actuarial assumptions
	•	An increase of Ps. 8.3 billion (US$0.7 billion) caused by the incorporation of future medical services for retirement, according to accounting bulletin D-3
	•	An increase of Ps. 4.9 billion (US$0.4 billion) due to a decrease of one year in the funding period
	•	An increase of Ps. 1.6 billion (US$0.1 billion) due to the seniority annual growth

Equity

Equity increase of Ps. 9.8 billion	As of December 31, 2004, PEMEX’s equity increased 20%, or Ps. 9.8 billion (US$0.9 billion) to Ps 58.1 billion (US$5.2 billion) from Ps. 48.2 billion as of December 31, 2003.

The increase is primarily explained by the Ps. 32.6 billion (US$2.9 billion) equity contribution from the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure.

Results by segment

Sales increase	Total sales of each subsidiary entity increased from 2003 to 2004.

E&P and Gas had positive operating income	Exploration and Production and Gas and Basic Petrochemicals registered positive operating income, while the rest of the subsidiary entities reported operating losses. Relative to 2003, operating results for each business line improved.

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PEMEX	Investor Relations

E&P net loss due to the tax burden	The net loss of PEMEX Exploration and Production, which caused the net loss of the Corporate and its subsidiary companies is primarily attributed to the increase in the tax and duties (excluding IEPS) payment, from Ps. 303.3 billion to Ps. 418.3 billion (US$37.1 billion). The increase in tax and duties paid by PEMEX Exploration and Production was US$10.2 billion.

Statement of changes in financial position

Funds used in operating activities	During 2004 funds used in operating activities totaled Ps. 1.1 billion (US$0.1 billion), mainly due to:

	•	An increase in accounts, notes receivable and other due to the reimbursement of the duty for infrastructure
	•	The impact on monetary gains as a consequence of the higher annual inflation observed in 2004 relative to 2003. This is a non-cash item

Funds used in investing activities

During 2004 funds used in investing activities totaled Ps. 95 billion (US$8.4  billion) as a result of an increase in fixed assets.

The main difference between realized capital expenditure and the increase in fixed assets is due to exploration investment and maintenance expenditures.

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PEMEX	Investor Relations

Financing activities

Capital expenditures (CAPEX)

2004 CAPEX	Capital expenditures for 2004 totaled US$10.1 billion, based on an exchange rate of Ps. 11.6 per US dollar. CAPEX were allocated as follows:

	•	Exploration and Production 92%
	•	Refining 4%
	•	Gas and basic petrochemicals 2%
	•	Petrochemicals 1%
	•	Others 1%

Nearly 90% of 2004 capital expenditures, or US$9.1 billion, were used to fund PIDIREGAS projects.

2005 CAPEX projected allocation	In 2005, projected capital expenditures are US$11.2 billion, based on an exchange rate of Ps. 11.6 per US dollar, and is expected to be allocated as follows:

	•	Exploration and Production 85%, consisting of exploration 18.6%, production 49% and maintenance 17%
	•	Refining 10%
	•	Gas and basic petrochemicals 3%
	•	Petrochemicals 2%
	•	Others 0.4%

Nearly 88% of 2005 projected capital expenditures, or US$9.9 billion, will be used to fund PIDIREGAS.

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PEMEX	Investor Relations

Financing activities

2004 financing	As of December 31, 2004, US$9.5 billion were raised as follows:

	•	US$4.3 billion in foreign capital markets
	•	US$2.5 billion in the Mexican capital market
	•	US$1.4 billion from export credit agencies (ECA’s)
	•	US$1.3 billion in bank loans

Approximately 60% has been raised in the international markets and the rest in the Mexican market.

Since market conditions were favorable, PEMEX pre-funded part of its 2005 financing requirements by approximately US$1.5 billion.

2005 financing program	In 2005, PEMEX plans to raise an additional US$8.5 billion, approximately. Around 60% will be raised in foreign capital markets and the rest in the Mexican market.
	•	US$2.5 billion in foreign capital markets
	•	US$2.7 billion in the Mexican capital market
	•	US$0.8 billion from export credit agencies (ECA’s)
	•	US$2.5 billion in bank loans

Capital markets

Exchange offer	PEMEX’s strategy in the capital markets aims to reduce the number of issues and increase their liquidity. As a consequence, in December 2004, Petróleos Mexicanos and the Pemex Project Funding Master Trust concluded exchange offers relating to bonds of the former to bonds of the latter. The principal amount exchanged was US$2.3 billion, which was 77% of the aggregate principal amount eligible for the exchange offer. The market value of the amount exchanged as of December 31, 2004 was US$2.9 billion.

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PEMEX	Investor Relations

Short-term notes program	In July 2004, Petróleos Mexicanos and the Mexican Trust F/163 established a Ps.10 billion short term notes program, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or Trust F/163 may issue notes having maturities of less than 360 days.

The characteristics of note issuances under this program are found in annexTable A7.

Master Trust	During 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued:

	•	On June 15, 2004, US$1.5 billion of its floating-rate notes due 2010
	•	On August 5, 2004, EUR850 million of its 6.375% notes due 2016
	•	On September 28, 2004, US$1.75 billion of its 7.75% perpetual bond with an option to redeem in full beginning in year five

On February 24, 2005, the Pemex Project Funding Master Trust issued EUR1,000 million of its 5,5% notes due 2025.

F/163	During the third quarter of 2004, Trust F/163 reopened its peso bond issuances of October, 2003. Including the first issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issued totals Ps. 32.7 billion, distributed as follows:

	•	Ps. 13 billion of floating rate instruments due 2007
	•	Ps. 13.5 billion of floating rate instruments due 2009
	•	Ps. 6.2 billion of 8.38% instruments due 2010

On December 23, 2004, Trust F/163 issued notes in the Mexican market. The amount was settled in UDI’s equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate and 15 years maturity. On February 1, 2005, the issuance was reopened for UDI’s equivalent to Ps. 6 billion with a 9.07% interest rate.

On February 11, 2005 Trust F/163 issued Ps.15 billion notes in the Mexican market. The issuance was done in two tranches:

	•	A principal amount of Ps. 7.5 billion, with an interest rate equal to 91 days CETES plus 51 basis points due in 2010
	•	A principal amount of Ps. 7.5 billion, with an interest rate equal to 182 days CETES plus 57 basis points due in 2013

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PEMEX	Investor Relations

Petróleos Mexicanos	On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

• US$600 million maturing on December 31, 2007 with an interest rate of LIBOR plus 0.55%
• US$650 million maturing on June 30, 2009 with an interest rate of LIBOR plus 0.75%

This syndicated revolving credit facility replaced two banker’s acceptance credit facilities totaling US$785 million, and a commercial paper program of US$445 million. As of today, this syndicated revolving credit facility has not been used.

RepCon Lux	On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxembourg, issued US$1.37 billion of its 4.5% guaranteed exchangeable bonds due 2011.

These bonds are guaranteed by PEMEX and are exchangeable into shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

Total net debt of US$44.9 billion	As of December 31, 2004, total consolidated debt including accrued interest was Ps. 505.3 billion (US$44.9 billion). This figure represents an increase of 15%, or Ps.67.1 billion, compared to the figure recorded on December 31, 2003. Total debt includes:

• Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163 and RepCon Lux S.A.
• Notes payable to contractors
• Sale of future accounts receivable (representing Pemex Finance debt of US$3.6 billion as of December 31, 2004)

Net debt, or the difference between debt and cash equivalents, increased Ps. 59.3 billion, to Ps. 420.4 billion (US$ 37.3 billion) as of December 31, 2004, from Ps. 361.1 billion as of December 31, 2003.

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PEMEX	Investor Relations

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

		As of December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Documented debt(1)	379,861	441,333	16%	61,471	39,178
Short-term
	60,488	46,783	-23%	(13,705)	4,153
Long-term
	319,373	394,549	24%	75,176	35,025
				-
Notes payable to contractors	15,807	27,355	73%	11,549	2,428
Short-term
	1,985	1,880	-5%	(105)	167
Long-term
	13,822	25,476	84%	11,654	2,262
				-
Sale of future accounts receivable(2)	42,557	36,636	-14%	(5,921)	3,252
Long-term
	42,557	36,636	-14%	(5,921)	3,252
				-
Total debt	438,225	505,324	15%	67,099	44,859
Short-term
	62,474	48,663	-22%	(13,810)	4,320
Long-term
	375,752	456,661	22%	80,909	40,539

Cash & cash equivalents
	77,143	84,898	10%	7,755	7,537

Total net debt	361,082	420,426	16%	59,344	37,322

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
(1)   Consistent with Securities and Exchange Commission filings.
(2)   Represents Pemex Finance debt.

Note: Numbers may not total due to rounding.

Short-term debt	Total debt with a remaining maturity of less than twelve months was Ps. 48.7 billion (US$4.3 billion) as of December 31, 2004, including:

	•	Ps. 46.8 billion (US$4.2 billion) in documented debt
	•	Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of December 31, 2003, the corresponding amounts were Ps. 60.5 billion and Ps. 2 billion, respectively and total short-term debt was Ps. 62.5 billion.

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PEMEX	Investor Relations

Long-term	Total long-term debt as of December 31, 2004 was Ps. 456.7 billion (US$40.5billion). This figure includes:
debt
• Ps. 394.5 billion (US$35 billion) in documented debt
• Ps. 25.5 billion (US$2.3 billion) in notes payable to contractors
• Ps. 36.6 billion (US$3.3 billion) in sale of future accounts receivable

As of December 31, 2003 these figures were Ps. 319.4 billion, Ps. 13.8 billion and Ps. 42.6 billion, respectively, and total long-term debt was Ps. 375.8 billion.

Financial ratios	The ratio of EBITDA to interest expense (excluding capitalized interest) was 17.8 as of December 31, 2004, compared to 15.1 as of the same date of 2003.

The ratio of EBITDA to net interest expense was 32.1 as of December 31, 2004, compared to 21.3 as of December 31, 2003.

Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

	As of December 31, 2004
	(Ps. mm)	US$mm

Documented debt in pesos	66,563	5,909
One year	3,614	321
Two years	3,944	350
Three years	17,944	1,593
Four years	4,944	439
Five years and beyond	36,116	3,206

Documented debt in other currencies	438,761	38,950
One year	45,050	3,999
Two years	66,259	5,882
Three years	48,996	4,349
Four years	48,172	4,276
Five years and beyond	230,284	20,443

Total debt	505,324	44,859

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally
Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores
Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Increase of duration	PEMEX aims to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings. The average duration of the debt exposure is presented in the following table.

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of December 31,
	2003	2004	Change
		(Years)
U.S. Dollars	3.7	4.2	0.5
Mexican pesos	0.6	1.3	0.8
Euros	0.7	1.1	0.4
Japanese yen	3.3	2.8	(0.5)
Swiss francs	0.5	0.5	0.0
Total	3.5	3.8	0.3

Note: Numbers may not total due to rounding.

Interest rate risk	PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2004, approximately 62% of PEMEX’s debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

Mainly US$ at fixed rate	As a consequence of issuance of peso-denominated securities, PEMEX’s US dollar debt exposure has decreased 4 percentage points from December 31, 2003 to the same date of 2004.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(without accrued interest)

	As of December 31,
	2003	2004	2003	2004	2003	2004
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	93.1%	85.1%	65.60%	69.49%	34.40%	30.51%
Mexican pesos	6.5%	14.7%	11.98%	39.36%	88.02%	60.64%
Euros	0.02%	0.01%	10.48%	19.31%	89.52%	80.69%
Japanese yen	0.3%	0.2%	100.00%	100.00%	0.00%	0.00%
Swiss francs	0.0011%	0.0005%	0.00%	0.00%	100.00%	100.00%
Total	100.00%	100.00%	62.19%	65.14%	37.81%	34.86%

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Crude oil price risk	In September 2004, PEMEX arranged a short term hedging program in order to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of the acquisition of options in order to hedge against potential price crude oil reductions for the rest of the year. The underlying crude volume accounted for approximately 7% of PEMEX’s annual crude oil production. This program ended December 31, 2004. Due to high crude prices, these options expired with out being exercised.

Other relevant developments

Oil spillages	Recently, sizable spillages of crude oil and derivatives have occurred in the States of Veracruz and Tabasco.

On December 22, 2004, a fire took place in the Mazumiapan pumping station of the 30-inch Nuevo Teapa - Poza Rica oil pipeline. This accident caused the rupture of the pipeline, spilling 5 Mb of crude oil in the region of Nanchital, Veracruz.

On December 31, 2004, a crude oil spillage took place in the state of Tabasco due to a rupture of a 16-inch pipeline running from Cunduacán Storage and Pumping Central to Dos Bocas Maritime Terminal.

On January 24, 2005 a light naptha spillage was registered in the region of Agua Dulce, Veracruz. The accident occurred due to the rupture of a 12-inch gasoline pipeline running from the Cactus Gas Processing Center to La Cangrejera Petrochemical Center.

In collaboration with the Veracruz Government, the Mexican Army and Navy, the Ministry of Environment and Natural Resources, the Ministry of Health, municipal authorities, Veracruz University, Civil Protection, local communities and specialized companies, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population and counteract the environmental impact.

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PEMEX	Investor Relations

Fiscal regime in 2005	In 2005 PEMEX will pay a hydrocarbon duty equivalent to 60.8% of its sales revenues.
It will also pay an excess gains duty on the value of crude oil exports if the crude oil export average price per barrel exceeds US$23.00. The excess gains duty will be 39.2% of the revenue from crude oil export sales in excess of US$23.00 per barrel, multiplied by the crude oil export volume. The excess gains duty generated for amounts in excess of US$27.00 per barrel will be destined:

	•	50% to PEMEX capital expenditures in exploration, production, refining, gas and petrochemical activities
	•	50% to infrastructure and equipment investment programs and projects of other federal entities

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PEMEX	Investor Relations

Proposed PEMEX’s fiscal regime	On October 28, 2004, the Chamber of Deputies approved a new fiscal regime for PEMEX.[10] It remains subject to approval by the Senate. Under this proposal, PEMEX’s Exploration and Production tax regime would be governed by the “Ley Federal de Derechos” and the taxes for the other subsidiary entities would continue to be governed by the “Ley de Ingresos de la Federación”.

If passed, the new fiscal regime for PEMEX Exploration and Production would consist of the following duties:

	•	Duty for hydrocarbons extraction, which is paid on the value of production of crude oil and natural gas (net of quantities used for production). This duty distinguishes crude oil from natural gas production and separates existing from new hydrocarbons.[11] Sales of existing crude oil (as defined in the proposal) would be taxed at a rate ranging from 35.1 to 74.8%, depending on the sales price,[12] and new crude oil would be taxed at a 25% rate. Sales of existing gas would be taxed at a rate of 15%, while new gas would be taxed at a 10% rate. This duty would have exemptions of up to 30 barrels of crude oil per day per producing well and up to one million cubic feet per day of non-associated natural gas per well
	•	Duty for hydrocarbons for the stabilization fund, which is paid on the value of the extracted crude oil production, would range from 1% to 10%, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel[13]
	•	Extraordinary duty for crude oil exports of 13.1%, paid on the value of exports when the average export price of the Mexican crude oil basket exceeds the price estimated by the Congress each year. This duty is to be credited against the duty for hydrocarbons for the stabilization fund
	•	Ordinary duty for hydrocarbons of 69% on the value of extracted production minus certain permitted deductions (including for certain investments, some costs and expenses, and the other duties)[14]

The purpose of the new fiscal regime is to strengthen PEMEX’scompetitiveness and to contribute to improve its financial position.

_____________________________________________
10 Dictamen de las Comisiones Unidas de Energía y de Hacienda y Crédito Público
11 Refer to “Existing and new hydrocarbons’ limits calculation” in the Annex
12 Table A8 in the Annex
13 Table A9 in the Annex
14 Table A10 in the Annex

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PEMEX	Investor Relations

Credit rating upgrade	On February 1, 2005, Standard & Poor’s Ratings Services (S&P) raised the foreign currency long-term corporate credit rating on PEMEX and on the Pemex Project Funding Master Trust to BBB from BBB-. S&P also raised the PEMEX and RepConLux S.A. unsecured foreign currency ratings to BBB from BBB-.

At the same time, S&P affirmed PEMEX’s (A-) local currency credit rating, its (mxAAA) national scale corporate credit rating, and the (mxAAA) national scale senior unsecured rating assigned to Fideicomiso F/163, as well as PEMEX’s and Fideicomiso F/163 rating for their (mxA-1+) short term note programs.

The rating actions follow the upgrade of the foreign currency sovereign ratings on Mexico to BBB from BBB- and the confirmation of its local currency rating of A-. The upgrade on PEMEX is, according to S&P, “consistent with S&P’s opinion that PEMEX’s importance to the country constitutes a strong economic incentive for the sovereign to support the issuer during a period of financial distress.… Despite the fact that PEMEX’s debt is not guaranteed by the Mexican government, S&P acknowledges that PEMEX's debt has received pari passu treatment with direct debt of the sovereign in previous restructurings of Mexico’s external debt. Additionally, certain notes issued by PEMEX contain collective action clauses that are also included in some notes issued by the sovereign, again indicating the tight relationship between thedebt management of United Mexican States and PEMEX.”

S&P considered the outlook for PEMEX’s foreign currency rating to be stable.

Director General of PEMEX	On November 1, 2004, Luis Ramírez Corzo replaced Raúl Muñoz Leos as General Director of Petróleos Mexicanos. Before his appointment, Luis Ramírez Corzo was General Director of PEMEX Exploración y Producción.

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PEMEX	Investor Relations

Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Operating statistics

		As of December 31,
	2003	2004	Change
Production
Liquid hydrocarbons (Mbd)	3,789	3,825	1%	36
Crude oil	3,371	3,383	0%	12
Natural gas liquids (includes condensates)	418	442	6%	24
Natural gas (MMcfd)	4,498	4,573	2%	74
Refined products (Mbd)(1)	1,555	1,586	2%	31
Petrochemicals (Mt)	10,298	10,731	4%	433

Domestic sales
Natural gas (MMcfd)	2,621	2,757	5%	136
Refined products (Mbd)	1,684	1,718	2%	34
Gasoline	600	636	6%	36
Other(2)	1,083	1,082	0%	-2
Petrochemicals (Mt)	3,144	3,531	12%	386

Foreign trade(3)
Export volumes
Crude oil (Mbd)(4)	1,844	1,870	1%	26
Heavy	1,603	1,622	1%	18
Light	25	27	10%	2
Extra-light	216	221	3%	6
Average sales price of crude oil exports (US$/b)	24.78	31.02	25%	6
Refined products (Mbd)(5)	179	152	-15%	-27
Petrochemicals (Mt)	835	916	10%	81
Import volumes				0
Natural gas (MMcfd)	757	766	1%	9
Refined products (Mbd)(6)	287	310	8%	23
Petrochemicals (Mt)	532	277	-48%	-256

(1)      Includes 212 Mbd and 225 Mbd of liquefied petroleum gas as of December 31, 2003 and 2004, respectively.
(2)      Includes 327 Mbd and 328 Mbd of liquefied petroleum gas as of December 31, 2003 and 2004, respectively.
(3)      Source: PMI except natural gas imports. Does not consider third party operations of PMI.
(4)      Excludes the volume of crude oil under processing agreements.
(5)      Includes 0.3 and 0.24 Mbd of liquefied petroleum gas as of December 31, 2003 and 2004, respectively.
(6)      Includes the volume of imported products under processing agreements. Besides, it includes 85 and 84 Mbd of liquefied petroleum gas as of December 31, 2003 and 2004, respectively.
Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Consolidated balance sheets

	As of December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Current assets	179,905	247,560	38%	67,656	21,976
Cash & cash equivalents	77,143	84,898	10%	7,755	7,537
Accounts receivable	73,857	127,564	73%	53,707	11,324
Inventories	28,904	35,099	21%	6,195	3,116

Properties and equipment	567,209	613,473	8%	46,264	54,459
Other assets	142,245	157,301	11%	15,056	13,964

Total assets	889,359	1,018,334	15%	128,975	90,400

Short-term liabilities	144,023	132,710	-8%	(11,313)	11,781
Short-term debt(1)	62,474	48,663	-22%	(13,810)	4,320
Others(2)	81,549	84,047	3%	2,498	7,461

Long-term liabilities	697,094	827,541	19%	130,447	73,463
Long-term debt(3)	375,752	456,661	22%	80,909	40,539
Reserve for retirement payments, pensions and
seniority premiums	300,603	347,209	16%	46,606	30,822
Other non-current liabilities(4)	20,739	23,672	14%	2,932	2,101

Total liabilities	841,117	960,252	14%	119,134	85,244

Total equity	48,241	58,082	20%	9,841	5,156

Total liabilities & equity	889,359	1,018,334	15%	128,975	90,400

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.

(1) Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors. As of December 31, 2003 these figures were Ps. 60,488 and Ps. 1,985 million, respectively; as of December 31, 2004, Ps. 46,783 and Ps. 1,880 million, respectively.

(2) Includes accounts payable to suppliers, accounts payable and accrued expenses and taxes payable. As of December 31, 2003 these figures were Ps. 35,282, Ps.7,721 and Ps. 38,546 million, respectively; as of December 31, 2004, Ps. 28,857, Ps. 11,593 and Ps. 43,597 million, respectively.

(3) Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and Repcon Lux), notes payable to contractors and sale of future accounts receivable. As of December 31, 2003 these figures were Ps. 319,373, Ps. 13,822 and Ps. 42,557 million, respectively; as of December 31, 2004, Ps. 394,549, Ps. 25,476 and Ps. 36,636 million, respectively.

(4) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Twelve months ending December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Total sales	657,893	778,614	18%	120,721	69,119
Domestic sales(1)	407,337	449,028	10%	41,690	39,861
Exports	250,556	329,586	32%	79,030	29,258

Costs and expenses(2)	271,247	336,515	24%	65,268	29,873
Cost of sales	217,869	277,228	27%	59,359	24,610
Transportation and distribution expenses	16,356	19,687	20%	3,331	1,748
Administrative expenses	37,022	39,600	7%	2,578	3,515

Operating income	386,646	442,099	14%	55,452	39,246

Comprehensive financing cost(3)	32,338	(3,283)	-110%	(35,621)	(291)
Other expenses (revenues)	(3,115)	(13,501)	333%	(10,386)	(1,198)

Income before taxes and duties	357,423	458,882	28%	101,459	40,736

Taxes and duties	402,294	473,025	18%	70,730	41,991
Hydrocarbon extraction duties and other	303,335	418,320	38%	114,985	37,135
Special Tax on Production and Services (IEPS)	98,960	54,705	-45%	(44,255)	4,856

Cummulative effect due to the adoption of new	2,117	-	-	2,117	-

Net income (loss)	(42,754)	(14,142)	-67%	28,612	(1,255)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.

(1) Includes the Special Tax on Production and Services (IEPS). As of December 31, 2003 this figure was Ps. 98,960 million and as of December 31, 2004, Ps. 54,705 million.

(2) Includes the cost of the reserve for retirment payments, pensions and indemnities. As of December 31, 2003 this figure was Ps. 39,472 million and as of December 31, 2004, Ps. 52,814 million.

(3) Includes net interest, foreign exchange loss and monetary loss (gain). As of December 31, 2003 these figures were Ps. 17,599, Ps. 26,830 and Ps. (12,091) million, respectively; as of December 31 2004, Ps. 15,737, Ps. 1,392 and Ps. (20,411) million, respectively.

Note: Numbers may not total due to rounding.

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

		As of December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Total equity	48,241	58,082	20%	9,841	5,156
Certificates of contribution "A"	86,909	86,909	0%	-	7,715
Capitalized proceeds from the duty for infrastructure	-	32,638		32,638	2,897
Restatement of equity	137,019	137,416	0%	397	12,199
Accumulated losses	(175,686)	(198,880)	13%	(23,194)	(17,655)
From prior years	(132,932)	(184,738)	39%	(51,806)	(16,400)
Net loss for the period	(42,754)	(14,142)	-67%	28,612	(1,255)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	Twelve months ending December 31,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(42,754)	(14,142)	-67%	28,612	(1,255)
Charges to operations not requiring the use of funds:	103,312	88,771	-14%	(14,542)	7,880
Depreciation and amortization	43,844	50,737	16%	6,893	4,504
Cost of the reserve for retirement payments, pensions and indemnities	39,472	52,814	34%	13,342	4,688
Specific oil-field exploration and depletion reserve	9,344	-	-100%	(9,344)	-
Foreign exchange and monetary loss (gain)	10,652	(14,780)	-239%	(25,433)	(1,312)
Changes in working capital:	(30,669)	(75,735)	147%	(45,066)	(6,723)
Accounts, notes receivable and other	(13,295)	(53,707)	304%	(40,412)	(4,768)
Inventories	(2,183)	(6,195)	184%	(4,011)	(550)

Intangible asset derived from actuarial computation of labor obligations and other assets	418	(15,056)	-3705%	(15,473)	(1,337)
Suppliers	3,268	(6,426)	-297%	(9,694)	(570)
Accounts payable and accrued expenses	357	3,872	983%	3,515	344
Taxes payable	9,326	5,051	-46%	(4,275)	448
Reserve for dismantlement and abandonment activites, sundry creditors and others	12,330	2,932	-76%	(9,398)	260
Reserve for retirement payments, pensions and seniority premiums	(17,815)	(6,208)	-65%	11,607	(551)

Funds provided (used) by operating activities	29,889	(1,106)	-104%	(30,996)	(98)

Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,500)	(10,703)	2%	(203)	(950)
Other equity movements - net	12,091	53,049		40,958	4,709
Notes payable to contractors - net	(15,908)	11,549	-173%	27,457	1,025
Documented debt - net	94,026	55,840	-41%	(38,186)	4,957
Sale of future accounts receivable - net	(4,954)	(5,921)	20%	(968)	(526)

Funds provided (used) by financing activities	74,755	103,813	39%	29,058	9,216

Investing activities
Increase in fixed assets - net	(75,491)	(94,952)	26%	(19,461)	(8,429)

Funds provided (used) by investing activities	(75,491)	(94,952)	26%	(19,461)	(8,429)

Net increase in cash and cash equivalents	29,153	7,755	-73%	(21,399)	688
Cash and cash equivalents at the beginning of the year	47,989	77,143	61%	29,154	6,848
Cash and cash equivalents at the end of the year	77,143	84,898	10%	7,755	7,537

Funds provided (used) by operating activities	29,889	(1,106)	-104%	(30,996)	(98)
Increase in fixed assets - net	(75,491)	(94,952)	26%	(19,461)	(8,429)
Free cash-flow	(45,602)	(96,058)	111%	(50,457)	(8,527)

Minimum guaranteed dividends paid to the Mexican Government	(10,500)	(10,703)	2%	(203)	(950)

Discretional free cash-flow	(56,102)	(106,762)	90%	(50,660)	(9,477)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of December 31, 2004

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining(1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total

Twelve months ending December 31, 2004
Total sales	560,997	288,456	183,237	24,220	419,644	(697,940)	778,614
External clients
	246,914	270,796	129,361	19,031	398,636	(286,124)	778,614
Intersegment
	314,083	17,660	53,876	5,189	21,008	(411,816)	-

Operating income	404,609	(17,600)	11,534	(8,742)	(333)	52,631	442,099

Net income (loss)	(13,568)	(20,096)	10,233	(9,969)	(11,833)	31,091	(14,142)

As of December 31, 2004
Assets	698,261	303,898	105,940	52,760	981,298	(1,123,823)	1,018,333

Twelve months ending December 31, 2003
Total sales	448,780	225,249	149,755	17,848	320,419	(504,157)	657,893
External clients
	193,160	210,909	105,122	12,895	301,383	(165,576)	657,893
Intersegment
	255,620	14,340	44,633	4,953	19,036	(338,581)	-

Operating income	319,978	(24,009)	4,177	(10,294)	6,817	89,978	386,646

Net income (loss)	1,180	(38,099)	8,082	(15,378)	11,956	(10,496)	(42,754)

As of December 31, 2003
Total assets	650,918	219,497	88,949	34,639	882,040	(986,686)	889,359

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2004.
(1) External clients sales of Refining are net of IEPS.
Note: Numbers may not total due to rounding .

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Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Short-term bonds issuances

Issuance date	Maturity date	Maturity	Amount issued	Weighted	28 days cetes rate of
		(days)	(Ps. mm)	average rate	primary auction

24-02-05	23-03-05	27	500.0	9.37%	9.23%
17-02-05	17-03-05	28	500.0	9.25%	9.15%
10-02-05	10-03-05	28	500.0	9.25%	9.14%
03-02-05	03-03-05	28	500.0	9.21%	9.07%
27-01-05	24-02-05	28	500.0	8.84%	8.63%
20-01-05	17-02-05	28	500.0	8.76%	8.63%
13-01-05	10-02-05	28	500.0	8.80%	8.59%
06-01-05	03-02-05	28	500.0	8.75%	8.56%
23-12-04	27-01-05	35	500.0	8.79%	8.60%
16-12-04	20-01-05	35	500.0	8.87%	8.57%
09-12-04	13-01-05	35	500.0	8.54%	8.34%
02-12-04	06-01-05	35	500.0	8.50%	8.37%
25-11-04	23-12-04	28	500.0	8.50%	8.36%
18-11-04	16-12-04	28	500.0	8.32%	8.23%
11-11-04	09-12-04	28	500.0	8.41%	8.20%
04-11-04	02-12-04	28	500.0	8.22%	8.02%
28-10-04	25-11-04	28	500.0	8.15%	7.97%
21-10-04	18-11-04	28	500.0	7.91%	7.77%
14-10-04	11-11-04	28	500.0	7.82%	7.65%
07-10-04	04-11-04	28	500.0	7.82%	7.65%
30-09-04	28-10-04	28	500.0	7.80%	7.61%
15-09-04	14-10-04	29	500.0	7.48%	7.27%
09-09-04	07-10-04	28	500.0	7.50%	7.32%
02-09-04	30-09-04	28	500.0	7.44%	7.29%
26-08-04	23-09-04	28	500.0	7.46%	7.32%
19-08-04	15-09-04	27	500.0	7.19%	7.13%

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Proposed fiscal regime for PEMEX

Existing and new hydrocarbons’ limits calculation

Existing crude oil (Mbd)

At time zero, existing crude oil equals 2,983 Mbd. The existing crude oil limit will be modified each year by multiplying the previous year’s limit times the factor 0.84497.

Time	Existing		Calculation
(Years)	crude oil

0	2,983	=	2,983*(0.84497)[0]
1	2,521	=	2,983*(0.84497)[1]
2	2,130	=	2,983*(0.84497)[2]
3	1,800	=	2,983*(0.84497)[3]
·	·		·
·	·		·
·	·		·
n		= 2,983*(0.84497)[n]

Existing natural gas (MMcfd)

At time zero, existing natural gas equals 3,951 MMcfd. The existing natural gas limit will be modified each year by multiplying the previous year’s limit times the factor 0.82949.

Time	Existing		Calculation
(Years)	crude oil

0	3,951	=	3,951*(0.82949)[0]
1	3,277	=	3,951*(0.82949)[1]
2	2,719	=	3,951*(0.82949)[2]
3	2,255	=	3,951*(0.82949)[3]
·	·		·
·	·		·
·	·		·
n		= 3,951*(0.82949)[n]

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PEMEX	Investor Relations

Proposed PEMEX’s fiscal regime

Table A8
Tax rate for the calculation of the duty for hydrocarbons extraction

Annual weighted average price	Applicable rate over the value of
range of the mexican crude oil	the crude oil extracted during the
(US$/b)	year

0.01-19.99	74.8%
20.00-20.99	72.3%
21.00-21.99	67.4%
22.00-22.99	62.1%
23.00-23.99	56.7%
24.00-24.99	54.5%
25.00-25.99	53.6%
26.00-26.99	49.7%
27.00-27.99	49.0%
28.00-28.99	45.6%
29.00-29.99	40.6%
30.00-30.99	40.3%
31.00-31.99	40.0%
32.00-32.99	39.7%
33.00-33.99	38.1%
34.00-34.99	36.5%
35.00 and above	35.1%

Table A9
Tax rate for the calculation of the duty for hydrocarbons for the stabilization fund

Annual weighted average price	Applicable rate over the value of
range of the mexican exported	the total crude oil extracted
crude oil (US$/b)	during the year

22.01-23.00	1.0%
23.01-24.00	2.0%
24.01-25.00	3.0%
25.01-26.00	4.0%
26.01-27.00	5.0%
27.01-28.00	6.0%
28.01-29.00	7.0%
29.01-30.00	8.0%
30.01-31.00	9.0%
31.00 and above	10.0%

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PEMEX	Investor Relations

Table A10
Permitted deductions for the tax base calculation of the ordinary duty for hydrocarbons

Concept	Annual deduction

Investments(1)

Exploration

Enhanced recovery
100%

Non-capitalized maintenance

Development
20%

Production

Oil pipelines

Gas pipelines

Terminals
5%

Transportation

Storage

Costs

Production costs(2)
100%

Expenses(3)

Exploration
100%

Transportation

(1)   In any case, investments' deductions w ill not exceed 100% of the original investments
(2)   According to Mexican GAAP and not including investments
(3) Given that the expenses are incorporated in the sale's price

In any case, total deductions (investments, costs and expenses) will not exceed the costcap:

Costcapt = (5.3 US$/b * total crude oil volume in year t)+(2.7 US$/Mcf * total net natural gas volume in year t)

Table A11

Description of wells
(Number of wells)

	As of December 31,
	2003	2004	Change
Operating wells	5,106	5,448	7%	342
Injection	237	231	-3%	(6)
Producing	4,869	5,217	7%	348
Crude and associated gas	2,968	2,986	1%	18
Non-associated gas	1,901	2,231	17%	330

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PEMEX	Investor Relations

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2004 exchange rate of Ps. 11.2648 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: March 8, 2005

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.